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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9044

Duke Realty Corporation

(Exact name of registrant as specified in its charter)

600 East 96th Street, Suite 100, Indianapolis, Indiana  46240

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock ($.01 par value)

Depositary Shares, each representing a 1/10 interest in 7.375%
Series D Convertible Cumulative Redeemable Preferred Shares ($.01 par value)

Depositary Shares, each representing a 1/10 interest in 8.25%
Series E Cumulative Redeemable Preferred Shares ($.01 par value)

Preference Shares, each representing a 1/1000 interest in 8.00%
Series F Cumulative Redeemable Preferred Shares ($.01 par value)

Preference Shares, each representing a 1/1000 interest in 8.625%
Series H Cumulative Redeemable Preferred Shares ($.01 par value)

Depositary Shares, each representing a 1/10 interest in 8.45%
Series I Cumulative Redeemable Preferred Shares ($.01 par value)

Depositary Shares, each representing a 1/10 interest in 7.99%
Series B Cumulative Redeemable Preferred Shares ($.01 par value)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  12,208

Pursuant to the requirements of the Securities Exchange Act of 1934, Duke Realty Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 10, 2002	By:	/s/ Howard L. Feinsand
Howard L. Feinsand Executive Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall filed with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.